                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. 4)

                               Dynex Capital, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $0.01 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    26817Q506
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                    Jay Buck
                         Demeter Asset Management, Inc.
                      35 Mason Street, Greenwich, CT 06830
                                 (203) 625-0047
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 20, 2004
--------------------------------------------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]


                         (Continued on following pages)

                        SCHEDULE 13D CUSIP No. 26817Q506

1)   NAME OF REPORTING PERSON       I.R.S. NUMBER OF REPORTING PERSON
     Rockwood Partners, L.P.

2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) [ ]
     (b) [x]

3)   SEC USE ONLY

4)   SOURCE OF FUNDS
     OO

5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6)   CITIZENSHIP OR PLACE OF ORGANIZATION
     State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7)   Sole Voting Power:                    0
8)   Shared Voting Power:            926,905
9)   Sole Dispositive Power:               0
10)  Shared Dispositive Power:       926,905

11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     926,905

12)  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES       [ ]

13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     7.5%

14) TYPE OF REPORTING PERSON
    PN

                        SCHEDULE 13D CUSIP No. 26817Q506

1)   NAME OF REPORTING PERSON       I.R.S. NUMBER OF REPORTING PERSON
     Rockwood Asset Management, Inc.

2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) [ ]
     (b) [x]

3)   SEC USE ONLY

4)   SOURCE OF FUNDS
     OO

5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6)   CITIZENSHIP OR PLACE OF ORGANIZATION
     State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
7)   Sole Voting Power:                    0
8)   Shared Voting Power:            926,905
9)   Sole Dispositive Power:               0
10)  Shared Dispositive Power:       926,905

11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     926,905

12)  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES       [ ]

13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     7.5%

14) TYPE OF REPORTING PERSON
     CO

                        SCHEDULE 13D CUSIP No. 26817Q506

1)   NAME OF REPORTING PERSON       I.R.S. NUMBER OF REPORTING PERSON
     Demeter Asset Management, Inc.

2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) [ ]
     (b) [x]

3)   SEC USE ONLY

4)   SOURCE OF FUNDS
     OO

5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6)   CITIZENSHIP OR PLACE OF ORGANIZATION
     State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
7)   Sole Voting Power:                    0
8)   Shared Voting Power:            926,905
9)   Sole Dispositive Power:               0
10)  Shared Dispositive Power:       926,905

11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     926,905

12)  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES       [ ]

13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     7.5%

14) TYPE OF REPORTING PERSON
     CO

                        SCHEDULE 13D CUSIP No. 26817Q506

1)   NAME OF REPORTING PERSON       I.R.S. NUMBER OF REPORTING PERSON
     Jay Buck

2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) [ ]
     (b) [x]

3)   SEC USE ONLY

4)   SOURCE OF FUNDS
     OO

5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6)   CITIZENSHIP OR PLACE OF ORGANIZATION
     Citizen of the United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
7)   Sole Voting Power:                    0
8)   Shared Voting Power:            926,905
9)   Sole Dispositive Power:               0
10)  Shared Dispositive Power:       926,905

11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     926,905

12)  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES       [ ]

13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     7.5%

14)  TYPE OF REPORTING PERSON
     IN

This statement amends and supplements the statement on Schedule 13D originally filed by the Reporting Persons (defined below) February 16, 2001, as amended by Amendment No. 1 filed March 8, 2001, Amendment No. 2 filed February 4, 2002 and Amendment No. 3 filed November 27, 2002.

Item 1. SECURITY AND ISSUER

The class of equity securities to which this statement relates is the common stock, $0.01 par value per share (the "Common Stock") of Dynex Capital, Inc. (the "Issuer"). The Issuer's principal executive offices are located at 4551 Cox Road, Suite 300, Glen Allen, Virginia 23060.

Item 2. IDENTITY AND BACKGROUND

This statement is filed by:

      (i) Rockwood Partners, L.P., a Delaware limited partnership ("Rockwood Partners"), with respect to the shares of Common Stock owned directly by it. Rockwood Partners is an investment limited partnership.

      (ii) Rockwood Asset Management, Inc., a Delaware corporation ("RAM"), with respect to shares of Common Stock also beneficially owned by Rockwood Partners, of which RAM is the general partner. RAM's primary business is serving as the general partner of Rockwood Partners.

      (iii) Demeter Asset Management, Inc., a Delaware corporation ("Demeter"), with respect to the shares of Common Stock also beneficially owned by Rockwood Partners for which Demeter serves as investment manager. Demeter is in the business of providing investment management services.

      (iv) Jay Buck with respect to the shares of Common Stock beneficially owned by: (a) Demeter, of which Mr. Buck is sole stockholder, President and director, and (b) RAM, of which Mr. Buck is the sole stockholder, President and director. Mr. Buck is a U.S. citizen who is principally engaged in the business of investing in securities as a shareholder and executive officer of Demeter.

The principal office of Demeter, Rockwood Partners and RAM, and the business address of Mr. Buck, is 35 Mason Street, Greenwich, Connecticut 06830.

The shares of Common Stock to which this statement relates were acquired by Rockwood Partners. None of the shares of Common Stock are owned by or on behalf of Demeter, RAM or Mr. Buck.

Demeter, Rockwood Partners, RAM and Mr. Buck are referred to collectively in this statement as the "Reporting Persons."

During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it or he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws.

Item 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

In March 2004, the Issuer initiated a recapitalization plan pursuant to an offer to holders of its outstanding shares of Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock to exchange such shares for Senior Notes due 2007 and to convert the remaining shares of Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock into shares of Common Stock and Series D Preferred Stock (the "Recapitalization"). Pursuant to the Recapitalization, Rockwood Partners acquired shares of the new Series D Preferred Stock and additional shares of Common Stock (the "Securities"). No borrowed funds were used to purchase the Securities.

Item 4. PURPOSE OF TRANSACTION

Rockwood Partners acquired the Securities reported in this statement in the ordinary course of business for investment purposes with the goal of capital appreciation. The Securities are reported by Demeter, RAM and Mr. Buck in the event that any should be deemed to be a member of a group under Section 13(d)(3) or the beneficial owner of the Securities under the provisions of subparagraph
(b) of Rule 13d-3 under the Securities Exchange Act of 1934. Notwithstanding anything to the contrary in this Schedule 13D, beneficial ownership by Demeter, RAM and Mr. Buck as members of a group or as beneficial owners is expressly disclaimed, as permitted by Rule 13d-4. Rockwood Partners may from time to time acquire additional Securities or dispose of all or a portion of the current holdings of Securities.

To retain the necessary flexibility to have discussions with management, other shareholders and third parties, the Reporting Persons are making this amended and supplemental ownership report on Schedule 13D. Depending on such discussions and consideration of strategic alternatives, the Reporting Persons could support or initiate one or more of the actions described in subparagraphs (a) through
(j) below:

      (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

      (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

      (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

      (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

      (e) Any material change in the present capitalization or dividend policy of the Issuer;

      (f) Any other material change in the Issuer's business or corporate structure;

      (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

      (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

      (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"); or

      (j) Any action similar to any of those enumerated above and have expressed an interest in and are investigating a possible transaction.

Item 5. INTEREST IN SECURITIES OF THE ISSUER

(a) The following Reporting Persons own in excess of 5% of the Common Stock. Ownership percentages for the Common Stock are based upon an estimated aggregate of 12,162,457 shares of Common Stock currently outstanding, which number consists of the sum of (i) 10,873,903 shares of Common Stock reported by the Issuer to be outstanding as of April 30, 2004 in the Issuer's Form 10-Q Report (the "Form 10-Q") for the quarter ended March 31, 2004, plus (ii) 1,288,554 shares of Common Stock, the number of shares of Common Stock which were issuable in connection with the Recapitalization, as reported by the Issuer in Note 3 to the Issuer's quarterly financial statements contained in the Form 10-Q. Ownership percentages for the Series D Preferred Stock are based upon an estimated aggregate of 5,628,794 shares of Series D Preferred Stock outstanding, as set forth in Note 3 to the Issuer's quarterly financial statements contained in the Form 10-Q.

                              Number of Shares Beneficially Owned                Percent Beneficially Owned
                              -----------------------------------                --------------------------
                                                       Series D                                       Series D
Name                          Common Stock         Preferred Stock           Common Stock          Preferred Stock
----                          ------------         ---------------           ------------          ---------------
Rockwood Partners             926,905 (1)              152,738                   7.5%                   2.7%

RAM                           926,905 (1)              152,738                   7.5%                   2.7%

Demeter                       926,905 (1)              152,738                   7.5%                   2.7%

Mr. Buck                      926,905 (1)              152,738                   7.5%                   2.7%

(1) Includes 152,738 shares of Series D Preferred Stock, which are currently convertible on a one-for-one basis into shares of Common Stock.

(b) The beneficial ownership of the Common Stock of the persons named in Item 2 of this statement is as follows at the date hereof:

                              Aggregate
                          Beneficially Owned                  Voting Power                   Dispositive Power
                          ------------------                  ------------                   -----------------
Name                   Number           Percent           Sole           Shared            Sole            Shared
----                   ------           -------           ----           ------            ----            ------
Rockwood Partners    926,905 (1)         7.5%              0           926,905 (1)           0          926,905 (1)
RAM                  926,905 (1)         7.5%              0           926,905 (1)           0          926,905 (1)
Demeter              926,905 (1)         7.5%              0           926,905 (1)           0          926,905 (1)
Mr. Buck             926,905 (1)         7.5%              0           926,905 (1)           0          926,905 (1)

      (1) Includes 152,738 shares of Series D Preferred Stock, which are currently convertible on a one-for-one basis into shares of Common Stock.

(c) Within the past 60 days, the Reporting Persons effected the following transactions in securities of the Issuer:

Rockwood Partners sold shares of Common Stock in the open market as follows:

       Date               Number of Shares Sold         Sale Price Per Share ($)
       ----               ---------------------         ------------------------
       4/21/04                     900                            6.77
       4/21/04                    1,100                           6.83
       5/3/04                     1,000                           7.03
       5/3/04                     4,000                           7.07
       5/3/04                     2,700                           7.08
       5/3/04                     2,800                           7.07
       5/3/04                     4,000                           7.11
       5/3/04                     2,000                           7.19
       5/4/04                     2,000                           7.24
       5/4/04                     2,000                           7.29
       5/4/04                     2,000                           7.34
       5/4/04                     6,500                           7.37
       5/5/04                     2,000                           7.37
       5/5/04                     1,500                           7.43
       5/5/04                      500                            7.44
       5/5/04                     1,000                           7.53
       5/5/04                     2,000                           7.59
       5/5/04                     3,300                           7.62
       5/6/04                     2,000                           7.69
       5/6/04                     3,000                           7.72
       5/6/04                     2,000                           7.71
       5/6/04                     5,500                           7.75
       5/6/04                     3,500                           7.74
       5/6/04                     5,000                           7.76

      On May 20, 2004, in connection with the Recapitalization, Rockwood Partners acquired 13,219 shares of Common Stock and 57,741 shares of Series D Preferred Stock, and 20,740 shares of Series A Preferred Stock previously held by Rockwood Partners were cancelled.

      On May 20, 2004, in connection with the Recapitalization, Rockwood Partners acquired 14,090 shares of Common Stock and 61,547 shares of Series D Preferred Stock, and 21,656 shares of Series B Preferred Stock previously held by Rockwood Partners were cancelled.

      On May 20, 2004, in connection with the Recapitalization, Rockwood Partners acquired 7,658 shares of Common Stock and 33,450 shares of Series D Preferred Stock, and 9,612 shares of Series C Preferred Stock previously held by Rockwood Partners were cancelled.

      As a result of the foregoing and other transactions that occurred prior to those in the past 60 days, the Reporting Persons beneficially own 774,167 shares of Common Stock and 152,738 shares of Series D Preferred Stock, and the Reporting Persons no longer own any shares of Series A Preferred Stock, Series B Preferred Stock or Series C Preferred Stock.

(d) Rockwood Partners has the sole right to receive and the sole power to direct the receipt of dividends from the Securities.

(e) Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIP WITH RESPECT TO SECURITIES OF THE ISSUER

      The investment manager for Rockwood Partners is Demeter, of which Mr. Buck is the sole shareholder.

      The Management Advisory Contract, dated on or about August 15, 1994, between Rockwood Partners and Demeter gives Demeter the authority to dispose of and to vote the assets managed, which include the Common Stock.

Item 7. MATERIAL TO BE FILED AS AN EXHIBIT

(1) Joint Filing Agreement among Rockwood Partners, RAM, Demeter and Mr. Buck, dated as of February 16, 2001 (filed previously as an exhibit to the statement on Schedule 13D filed February 16, 2001).

                                   SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  May 28, 2004

ROCKWOOD PARTNERS, L.P.
By:  Rockwood Asset Management, Inc.,
         its general partner

By:      /s/ Jay Buck
Name:    Jay Buck
Title:   President

ROCKWOOD ASSET MANAGEMENT, INC.
By:      /s/ Jay Buck
Name:    Jay Buck
Title:   President

DEMETER ASSET MANAGEMENT, INC.

By:      /s/ Jay Buck
Name:    Jay Buck
Title:   President

JAY BUCK
(Individually)

/s/      Jay Buck